UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Alimera Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

016259202

(CUSIP Number)

April 16, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☒        Rule 13d-1(c)

☐         Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.:          016259202

(1)	NAME OF REPORTING PERSONS
Ocumension Therapeutics
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
1,144,945[1]
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
1,144,945
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,144,945
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.6[2]
(12)	TYPE OF REPORTING PERSON
CO

1              In accordance with the Voting and Investor Rights Agreement entered into between Alimera Sciences Inc. (the “Issuer”) and Ocumension Therapeutics (the “Filer”) on April 14, 2021, the Filer agrees, under certain circumstances, to vote as indicated by the board of directors of the Issuer.

2              Calculation is based upon 6,898,379 shares outstanding of the Issuer, including (i) 1,144,945 shares issued to the Filer pursuant to the Share Purchase Agreement entered into between the Filer and the Issuer dated April 14, 2021, and (ii) 5,753,434 shares as of March 1, 2021, according to the Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 5, 2021.

Item 1(a).              Name of Issuer:

Alimera Sciences, Inc

Item 1(b).              Address of Issuer’s Principal Executive Offices:

6120 Windward Parkway

Suite 290

Alpharetta, GA 30005

USA

Item 2(a).              Name of Person Filing:

Ocumension Therapeutics

Item 2(b).              Address of Principal Business Office or, if None, Residence:

502-1 Want Want Plaza

No. 211 Shimen Yi Road

Jing’an District, Shanghai

PRC

Item 2(c).              Citizenship or Place of Organization:

Cayman Islands

Item 2(d).              Title of Class of Securities:

Common stock

Item 2(e).              CUSIP Number:

016259202

Item 3.                   Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not Applicable

Item 4.                   Ownership:

				Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class		Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Ocumension Therapeutics(1)	1,144,945	16.6	(2)	1,144,945	0	1,144,945	0

(1)           In accordance with the Voting and Investor Rights Agreement entered into between the Issuer and Ocumension Therapeutics Filer on April 14, 2021, the Filer agrees, under certain circumstances, to vote as indicated by the board of directors of the Issuer.

(2)           Calculation is based upon 6,898,379 shares outstanding of the Issuer, including (i) 1,144,945 shares issued to the Filer pursuant to the Share Purchase Agreement entered into between the Filer and the Issuer dated April 14, 2021, and (ii) 5,753,434 shares as of March 1, 2021, according to the Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 5, 2021.

Item 5.                   Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.                   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.                   Identification and Classification of Members of the Group:

Not Applicable

Item 9.                   Notice of Dissolution of Group:

Not Applicable

Item 10.                 Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2021

Ocumension Therapeutics

By:	/s/ Ye Liu
Name:	Ye Liu
Title:	Chief Executive Officer

[Signature Page to Schedule 13G]